UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WORLDWIDE BIOTECH & PHARMACEUTICAL COMPANY
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

866665201
(CUSIP Number)

Coast to Coast Equity Group, Inc
Attn: Charles J Scimeca
21610 Deer Pointe Crossing
Bradenton, FL 34202
941-365-2521
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 27, 2005
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-i-

CUSIP No. 866665201
1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Coast To Coast Equity Group
_______________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
_______________________________________________________________________________________

3. SEC Use Only

_______________________________________________________________________________________

4. Source of Funds (See Instructions) OO
_______________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________________

6.  Citizenship or Place of Organization: Incorporated in Florida
_______________________________________________________________________________________

Number of         7. Sole Voting Power: 2,419,429
Shares Bene-                     ___________________________________________________________________
ficially by         8. Shares Voting Power
Owned by Each                ___________________________________________________________________
Reporting         9. Sole Dispositive Power
                                             ___________________________________________________________________
       10. Shared Dispositive Power
_______________________________________________________________________________________

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,419,429
_______________________________________________________________________________________

12. Check if the Aggregate Amount in Rose (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 6.1%
_______________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
_______________________________________________________________________________________

The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Worldwide Biotech & Pharmaceutical Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 110 Sarasota Quay, Suite B, Sarasota, Florida 34236

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Coast to Coast Equity Group, Inc., a Florida corporation (the "Reporting Person"), is a public relations, advertising and business consulting company and its principal address is 21610 Deer Pointe Crossing,  Bradenton, Florida 34202. It was incorporated on February 11, 2003 and its sole officer and director is Charles J. Scimeca. Mr. Scimeca is a US citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2004 a total of 1,000,000 shares of common stock of Sun City Industries, Inc. became beneficially owned by the Reporting Person in exchange for $375,000 in cash. The source of the $375,000 was a loan from George Frudakis. On December 16, 2004, pursuant to the closing of the Reorganization Agreement dated April 20, 2004, entered into between former Sun City Industries and Yangling Daiying Biological Engineering Co., Ltd., Coast to Coast Equity Group ("CCEG") was issued an additional 400,000 shares. The Reorganization Agreement has previously been attached to the 14C Information Statement filed on August 19, 2004 and an amendment was executed on August 3, 2004 and is also an attachment to the 14C Information Statement. Subsequently, on or about April 4, 2005, the 400,000 shares previously issued to CCEG were delivered together with 1,400,000 shares that were held in escrow were released and delivered to CCEG.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the initial transaction was to provide Coast to Coast Equity Group with control of the Issuer. On June 30, 2004, Coast to Coast Equity Group purchased 1,000,000 shares of the common stock of Sun City Industries, Inc., in a private stock purchase agreement from Michael Manion for and in consideration of $375,000, which funds were loaned to Coast to Coast by George Frudakis. The purpose of the issuance of the 400,000 shares of stock was to comply with the terms of the Reorganization Agreement. Upon its issuance, CCEG had 1,400,000 shares of the issuers stock which was less than five percent (5%) of the issued shares of the issuer. The purpose of the issuance of 1,400,000 shares was to compensate CCEG pursuant to their Consulting Agreement that was filed with the aforementioned Information Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
The issuer recently disclosed that it has 39,657,102 shares outstanding.  Following CCEG's September 27, 2005 sale of a portion of its holdings of the issuer's common stock, CCEG now owns 6.1% of the issuer's outstanding common stock.

(b)	Charles Scimeca is the sole director and officer of Coast to Coast Equity Group, Inc. Charles Scimeca, George Frudakis, and Tony Frudakis are each one-third shareholders of CCEG.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

On April 20, 2004, Sun City Industries, Inc. ("Sun City") entered into an agreement to acquire all of the authorized issued and outstanding stock of Yangling Daiying Biological Engineering Co. Ltd. ("YDBE"), a corporation organized under the laws of the People's Republic of China, in exchange for 34,880,000 shares of the corporation's common stock which upon issuance will constitute approximately 87.2% of the corporation's issued and outstanding common stock.

The transaction is being structured as an integrated reverse takeover, which means that the former holders of YDBE's securities shall obtain voting control over Sun City upon issuance of the 34.88 million shares. Sun City has 1,056,802 shares of common stock issued and outstanding at the present time. The closing has not yet taken place and is subject to the filing of a Form 14C.

Coast to Coast acquired its initial shares pursuant to a Private Stock Purchase Agreement with Michael Manion who previously owned 1,000,000 shares of common stock of Sun City.

Coast to Coast has entered into a Consulting Agreement with YDBE where it will, if able to arrange funding of $4 million within four months of the effective date of a registration statement, receive additional shares of common stock of Sun City and 3,000,000 warrants pursuant to a Warrant Agreement. Pursuant to the Reorganization Agreement dated April 20, 2004, an additional 400,000 shares were issued to CCEG and pursuant to a Consulting Agreement dated May 14, 2004, 1,400,000 were released from escrow on April 4, 2005.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Private Stock Purchase Agreement, dated April 4, 2004 (1)
Exhibit 2. Second Addendum to Private Stock Purchase Agreement, dated May 13, 2004 (1)
                Exhibit 3. Consulting Services Agreement, May 14, 2004 (1)
Exhibit 4. Addendum to Consulting Services Agreement, dated August 3, 2004 (1)
Exhibit 5. Warrant Agreement, dated May 14, 2004 (1)
Exhibit 6. Reorganization Agreement, dated April 20, 2004 (2)
Exhibit 7. Amendment to Reorganization Agreement, dated August 17, 2004 (2)
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(1) Incorporated by reference to Schedule 13D filed on August 9, 2004, file number 005-12853
(2)Incorporated by reference to 14C Information Statement filed August 19, 2004, file number 001-06914

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2005	By:	/s/ Charles J Scimeca
Charles J Scimeca
President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).